MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of CryptoLogic Inc. are the responsibility of Management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by Management in accordance with Canadian generally accepted accounting principles. These statements include some amounts that are based on best estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

CryptoLogic’s policy is to maintain systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, accurate and reliable and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that Management fulfills its responsibilities for financial reporting and is ultimately responsible for approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and is comprised of a majority of outside Directors. The committee meets periodically with Management and the external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee reviews the Company’s annual consolidated financial statements, the external auditors’ report and other information in the Annual Report. The committee reports its findings to the Board for consideration by the Board when it approves the financial statements for issuance to the shareholders.

On behalf of the shareholders, the financial statements have been audited by KPMG LLP, the external auditors, in accordance with Canadian generally accepted auditing standards. KPMG LLP has full and free access to the Audit Committee.

/s/ LEWIS ROSE	/s/ JENIFER CUA

Lewis Rose	Jenifer Cua
President and CEO	Interim Chief Financial Officer

February 16, 2005

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of CryptoLogic Inc. as at December 31, 2004 and 2003 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP
Chartered Accountants

Toronto, Canada

February 16, 2005

Consolidated Balance Sheets

(In thousands of US dollars)

December 31, 2004 and 2003

	2004	2003

Assets

Current assets:
Cash and cash equivalents	$43,182	$44,010
Security deposits (note 2)	7,000	6,550
Short term investments	35,782	16,747
Accounts receivable and other (note 3)	6,487	2,389
Prepaid expenses	1,754	1,163

	94,205	70,859

User funds on deposit	18,908	9,394

Capital assets (note 4)	9,227	3,915

Intangible assets (note 5)	106	122

Goodwill (note 6)	1,776	1,776

	$124,222	$86,066

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$30,056	$25,063
Income taxes payable	1,331	1,063

	31,387	26,126

User funds held on deposit	18,908	9,394

Future income taxes (note 11)	1,840	—

	52,135	35,520

Shareholders’ equity:
Share capital (note 7)	20,380	11,350
Stock options (note 8)	1,114	438
Retained earnings	50,593	38,758

	72,087	50,546
Commitments and contingencies (note 9)

	$124,222	$86,066

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Robert H. Stikeman	Director, Chairman

/s/ Lewis N. Rose	Director

Consolidated Statements of Earnings

(In thousands of US dollars, except per share disclosure)

Years ended December 31, 2004 and 2003

	2004	2003

Revenue	$63,714	$44,211

Expenses:
Operating costs	39,975	27,204
General and administrative	6,028	5,161
Finance	374	350
Amortization	2,089	1,533

	48,466	34,248

Earnings before undernoted	15,248	9,963
Interest income	1,293	691

Earnings before income taxes	16,541	10,654

Income taxes (note 11):
Current	1,033	1,213
Future	1,840	—

	2,873	1,213

Earnings	$13,668	$9,441

Earnings per common share (note 10):
Basic	$1.05	$0.77
Diluted	1.01	0.75

See accompanying notes to consolidated financial statements.

Consolidated Statements of Retained Earnings

(In thousands of US dollars)

Years ended December 31, 2004 and 2003

	2004	2003

Retained earnings, beginning of year	$38,758	$30,376

Earnings	13,668	9,441

Dividends paid	(1,833)	(369)

Registration costs (note 7)	—	(690)

Retained earnings, end of year	$50,593	$38,758

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands of US dollars)

Years ended December 31, 2004 and 2003

	2004	2003

Cash flows from (used in) operating activities:
Earnings	$13,668	$9,441
Adjustments to reconcile earnings to cash provided by (used in) operating activities:
Amortization	2,089	1,533
Future income taxes	1,840	—
Gain on sale of investments	—	(31)
Stock options	1,200	438
Change in operating assets and liabilities:
Security deposits	(450)	9,190
Accounts receivable and other	(4,098)	(729)
Prepaid expenses	(591)	(246)
Accounts payable and accrued liabilities	4,993	17,458
Income taxes payable	268	1,646

	18,919	38,700

Cash flows from (used in) financing activities:
Issue of capital stock	8,506	630
Registration costs	—	(690)
Dividends paid	(1,833)	(369)

	6,673	(429)

Cash flows from (used in) investing activities:
Purchase of intangible assets	(89)	(13)
Purchase of capital assets	(7,296)	(2,618)
Investment in subsidiary	—	(111)
Short term investments	(19,035)	(5,890)
Sale of investment	—	711

	(26,420)	(7,921)

Increase (decrease) in cash and cash equivalents	(828)	30,350

Cash and cash equivalents, beginning of year	44,010	13,660

Cash and cash equivalents, end of year	$43,182	$44,010

Supplemental cash flow information:
Income taxes paid	$765	$678
Interest received	1,095	614
Non-cash portion of option exercised	524	—

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
(In thousands of US dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2004 and 2003

CryptoLogic Inc. (the “Company”) is a software development company with leading proprietary commerce-enabling technology, permitting secure, reliable, high-speed and private financial transactions over the Internet. The Company operates in one segment and its software is currently being used for online gaming and related electronic commerce. Substantially all of the Company’s revenue is earned in US dollars, British pounds and Euros in the form of licensing fees and support services from licensees located outside of North America. Revenue from the top seven licensees constituted 93% (2003 - 94%) of revenue. The licensees’ internet businesses are licensed by the governments of Alderney in the British Isles and Netherlands Antilles. The Company measures and reports its results in US dollars.

1.	Significant accounting policies:

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles, and except as described in note 13, conform in all material respects with accounting principles generally accepted in the United States. A summary of significant accounting policies is set out below:

(a) Basis of presentation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

(b)  Revenue recognition:

Revenue from providing software and support services to licensees is recognized on a daily basis based on the agreements with the licensees. Revenue from the customization of the software graphics, sound and texts to the specifications of the licensees is recognized on a straight-line basis over the term of the software and support agreements.

(c)  Cash and cash equivalents:

Cash and cash equivalents include highly liquid investments with original maturity dates of 90 days or less, and are stated at cost, which approximates market value.

Notes to Consolidated Financial Statements (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2004 and 2003

1.	Significant accounting policies (continued):

(d)	Short term investments:

Short term investments include highly liquid investments with original maturity dates between 3 and 12 months, and are stated at lower of cost or market value. At balance sheet date, cost approximates market value.

(e)	Capital assets:

Capital assets are stated at cost less accumulated amortization. Amortization, based on the estimated useful lives of the assets, is provided using the following methods and annual rates:

Asset	Basis	Rate

Computer equipment	Diminishing balance	30%
Office furniture and equipment	Diminishing balance	20%
Computer software and licenses	Straight line	3 - 5 years
Capitalized software development	Straight line	5 years
Leasehold improvements	Straight line	Term of lease

(f)	Software development:

Costs related to the development of software are expensed as incurred unless such costs meet the criteria for deferral and amortization under Canadian generally accepted accounting principles. Under The Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3450, Research and Development Costs and Statement of Financial Accounting Standards (“SFAS”) No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed, the Company is capitalizing certain computer software production costs incurred subsequent to establishing technological feasibility; and will be amortizing the capitalized software development cost using the straight line method over the estimated useful life of the software once the software is available for general release.

Notes to Consolidated Financial Statements (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2004 and 2003

1. Significant accounting policies (continued):

(g)	Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the enactment or substantive enactment date.

(h)	Stock-based compensation:

The Company has a stock option plan for directors, officers and other key employees. Effective January 1, 2003, the Company has adopted the amended recommendations of CICA with respect to accounting for stock-based compensation and other stock-based payments. These recommendations are applied in accordance with the transitional provisions relating to prospective application to all stock-based payments to non-employees, and to employee awards that are direct awards of stock, call for settlement in cash or other assets. The Company applies the fair value method to all grants of stock options. Based on the transitional provisions, all stock options granted on or after January 1, 2003 are accounted for as capital transaction at the time of the grant and are reflected as stock options in shareholders’ equity. The fair value of options granted is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, volatility factor of the expected market price of the Company’s stock and a weighted average expected life of options. The estimated fair value of the options is recorded over the options’ vesting period. Any consideration paid on the exercise of stock options is credited to share capital.

(i)	Foreign currency translation:

Monetary items denominated in other than US dollars are translated into US dollars at exchange rates in effect at the balance sheet dates, and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in the statement of earnings.

Notes to Consolidated Financial Statements (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2004 and 2003

1.	Significant accounting policies (continued):

(j)	Intangible assets:

Intangible assets consist of the following:

(i)	Customer list represents a database of registered subscribers to the WinnerOnLine web site acquired in the purchase of ALI Online Inc. (“ALI”). Amortization is provided for on a straight-line basis over three years. Customer list has been fully amortized in 2004.

(ii)	Domain names are amortized on a straight-line basis over five years.

(k)	Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values.

Goodwill is not amortized and is tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount is compared with its fair value. When the fair value exceeds its carrying amount, goodwill is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount exceeds its fair value, in which case, the implied fair value of the goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value as if it was the purchase price. When the carrying amount of goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the statement of earnings.

For the years ended December 31, 2004 and 2003, the Company assessed impairment of goodwill and has determined that there was no impairment in value.

Notes to Consolidated Financial Statements (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2004 and 2003

1.	Significant accounting policies (continued):

(l)	Earnings per common share:

The Company uses the treasury stock method in computing diluted earnings per common share. The treasury stock method is a method of recognizing the use of proceeds that could be obtained upon the exercise of options and warrants in computing diluted earnings per common share. It assumes that any proceeds would be used to purchase its common shares at the average market price during the year being reported on.

(m)	Derivative instruments:

The Company is party to certain derivative financial instruments, principally forward foreign exchange contracts (used to manage foreign currency exposures on operating costs). The Company’s policy is not to utilize derivative financial instruments for trading or speculative purposes.

The Company has not designated these contracts as hedges for accounting purposes and therefore has not formally documented all relationships between hedging instruments and hedged items. Accordingly, the forward foreign exchange contracts are recorded at fair value based on quoted market value and any change in fair value is recognized in operating costs in the statement of earnings; and included in either accounts receivable and other or accounts payable and accrued liabilities.

(n)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the year. Actual amounts could differ from those estimates.

2.	Security deposits:

Security deposits are amounts held by the Company’s bank as collaterals granted to foreign banks and payment processors that process deposit and credit card transactions on its behalf and as security for forward foreign exchange contracts.

Notes to Consolidated Financial Statements
(In thousands of US dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2004 and 2003

3.	Accounts receivable and other:

Included in accounts receivable and other are reserves with processors in the amount of $218 (2003 - $236). The terms of the agreement with payment providers require the Company to maintain US dollar-denominated funds for reserves in non-interest bearing accounts with the processors. In 2004, two licensees assumed responsibilities for their own E-cash processing which is reflected in accounts receivable and other.

4.	Capital assets:

	2004	2003

Cost
Computer equipment	$5,559	$3,283
Office furniture and equipment	1,226	543
Computer software and licenses	5,386	2,962
Capitalized software development	1,316	—
Leasehold improvements	1,004	436

	14,491	7,224

Less accumulated amortization
Computer equipment	2,393	1,675
Office furniture and equipment	371	222
Computer software and licenses	1,907	1,085
Leasehold improvements	593	327

	5,264	3,309

Net book value
Computer equipment	3,166	1,608
Office furniture and equipment	855	321
Computer software and licenses	3,479	1,877
Capitalized software development	1,316	—
Leasehold improvements	411	109

Total net book value	$9,227	$3,915

Amortization expense for capital assets was $1,984 (2003 - $1,416).

Notes to Consolidated Financial Statements
(In thousands of US dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2004 and 2003

5.	Intangible assets:

	2004	2003

Cost
Customer list	$315	$315
Domain names	155	66

	470	381

Less accumulated amortization
Customer list	315	230
Domain names	49	29

	364	259

Net book value
Customer list	—	85
Domain names	106	37

Total net book value	$106	$122

Amortization expense for intangible assets was $105 (2003 - $117).

6.	Goodwill:

Goodwill relates to the acquisition on October 1, 2001 of ALI Online, a gaming content provider operating WinnerOnLine website.

Notes to Consolidated Financial Statements (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2004 and 2003

7.	Share capital:

(a)	Authorized:

Unlimited common shares

Issued and outstanding:

	Common shares		Series F Warrants		Total
	Number	Amount	Number	Amount	amount
	(000’s)		(000’s)
Balance, December 31, 2002	12,206	$10,448	30	$272	$10,720
Exercise of stock options	94	630	—	—	630

Balance, December 31, 2003	12,300	11,078	30	272	11,350
Exercise of stock options	1,011	9,030	—	—	9,030

Balance, December 31, 2004	13,311	$20,108	30	$272	$20,380

Series F warrants:

During fiscal 2001, the Company issued Series F warrants to acquire 30,000 common shares of the Company for Cdn. $23.00 per share pursuant to the acquisition of ALI Online (note 6). The warrants vest in equal amounts over a four-year period and expire in October 2005. As at December 31, 2004, no warrants have been exercised.

(b)	Normal course issuer bid:

In September 2004, the Board of Directors approved the repurchase and cancellation of up to 1,250,000 of the Company’s outstanding common shares for the period commencing September 23, 2004 and ending on September 22, 2005. The Company has not repurchased any shares under this bid during 2004.

(c)	Registration costs:

During 2003, the Company filed a prospectus to have its shares listed on the Main Market of the London Stock Exchange. Capital was not raised as part of the listing transaction. Total costs of $690 related to the listing have been charged to retained earnings as registration costs in 2003.

Notes to Consolidated Financial Statements (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2004 and 2003

8.	Stock option plan:

Under the stock option plan, the Company can grant options to directors, officers and other key employees to purchase common shares. Under the plan, a maximum of 3,000,000 common shares may be issued. The exercise price of the options may not be less than the fair market value of the underlying common shares on the date of grant. As at December 31, 2004, the Company had not granted stock options with an exercise price below the fair market value at the date of grant. There are 277,209 (2003 - 355,821) common shares available to be issued under the stock option plan as at December 31, 2004. Options typically vest over a period of three or four years and the term of the options may not exceed five years.

Details of stock option transactions are as follows:

	2004		2003
		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	of	price of	of	price of
	options	options	options	options
		(Cdn$)		(Cdn$)
Options outstanding, beginning of year	2,317,650	$13.32	2,239,448	$15.19
Granted	483,500	18.94	823,980	9.70
Exercised	(1,011,101)	10.86	(94,529)	8.42
Forfeited	(362,388)	25.98	(651,249)	14.25

Options outstanding, end of year	1,427,661	13.75	2,317,650	13.32

Options exercisable, end of year	452,606	$12.77	1,146,686	$16.19

Notes to Consolidated Financial Statements (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2004 and 2003

8.	Stock option plan (continued):

	Options outstanding,			Options exercisable,
	2004			2004
		Weighted	Weighted		Weighted
		average	average		average
	Number	remaining	exercise	Number	exercise
Range of exercise price	outstanding	life (years)	price	exercisable	price
(Cdn$)			(Cdn$)		(Cdn$)
$ 5.00 - $10.00	651,069	2.89	$7.92	227,526	$8.46
$10.01 - $15.00	181,125	1.69	13.12	138,750	13.25
$15.01 - $20.00	409,917	4.16	17.43	59,667	17.18
$20.01 - $25.00	131,000	4.61	24.00	—	—
$25.01 - $30.00	19,800	4.81	25.72	600	26.58
$30.01 - $35.00	18,000	1.45	33.96	13,500	33.96
$35.01 - $40.00	6,750	1.45	36.13	5,063	36.13
$40.01 - $45.00	10,000	1.60	44.34	7,500	44.34

	1,427,661	3.25	13.75	452,606	12.77

	Options outstanding,			Options exercisable,
	2003			2003
		Weighted	Weighted		Weighted
		average	average		average
	Number	remaining	exercise	Number	exercise
Range of exercise price	outstanding	life (years)	price	exercisable	price
(Cdn$)			(Cdn$)		(Cdn$)
$ 5.00 - $10.00	1,150,250	3.86	$8.05	276,687	$8.44
$10.01 - $15.00	702,350	1.39	12.81	640,025	12.82
$15.01 - $20.00	176,500	4.80	15.95	4,500	18.73
$20.01 - $25.00	—	—	—	—	—
$25.01 - $30.00	78,800	2.53	26.66	33,400	27.42
$30.01 - $35.00	89,400	0.96	31.81	80,400	31.57
$35.01 - $40.00	31,350	0.77	39.03	27,674	39.43
$40.01 - $45.00	89,000	0.42	40.67	84,000	40.45

	2,317,650	2.85	13.32	1,146,686	16.19

Notes to Consolidated Financial Statements (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2004 and 2003

8.	Stock option plan (continued):

In accordance with the CICA Handbook, the Company has expensed the cost of all stock option grants issued on or after January 1, 2003, determined using the fair value method. The estimated fair value of the options is recorded over the periods that the options vest. The fair value of options granted during the years ended December 31, 2004 and 2003 were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2004	2003

Dividend yield	0.75%	0.75%
Risk-free interest rate	2.75%	2.75%
Expected volatility	50.00%	50.00%
Expected life of options in years	5	5

Included in the operating costs is the cost of stock options in the amount of $1,200 (2003 - $438).

For the year ended December 31, 2002, no compensation cost was recorded on the grant of stock options during that year. In accordance with the transitional provisions related to the CICA Handbook, additional pro forma disclosure is provided as if the fair value method of accounting had been used to account for the stock options. The fair value of options granted in 2002 was determined using the Black-Scholes option pricing model, using the following weighted average assumptions:

Dividend yield	0.00%
Risk-free interest rate	2.00%
Expected volatility	100.00%
Expected life of options in years	5

Notes to Consolidated Financial Statements (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2004 and 2003

8.	Stock option plan (continued):

Had compensation expense been determined based on the fair value of the employee stock option awards at the grant dates in accordance with the new accounting recommendations, the Company’s earnings for the year and earnings per share would have been changed to the following pro forma amounts:

	2004		2003
	As reported	Pro forma	As reported	Pro forma

Earnings	$13,668	$13,090	$9,441	$8,706

Earnings per common share:
Basic	$1.05	$1.01	$0.77	$0.71
Diluted	1.01	0.96	0.75	0.69

For stock options issued in 2002, the compensation cost, net of tax, for the year ended December 31, 2004 would have been $578 (2003 - $735)

9.	Commitments and contingencies:

(a)	The Company has entered into lease agreements for premises expiring at various periods up to July 2015. The future minimum annual rental payments on the operating leases are as follows:

2005	$1,149
2006	1,616
2007	1,613
2008	1,321
2009	1,107
Thereafter	6,524

Notes to Consolidated Financial Statements (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2004 and 2003

9.	Commitments and contingencies (continued):

(b)	The Company and its subsidiaries are involved in certain litigation arising out of the ordinary course and conduct of business. While it is not possible to estimate the outcome of these proceedings at this time, such actions have generally been resolved with minimal damages or expenses as part of amounts provided. The Company does not believe that it will incur any significant additional loss or expenses in connection with existing claims.

Should there be additional loss from the resolution of these claims, such loss would be accounted for as a charge to income in the period in which settlement is reasonably determinable.

(c)	In order to manage a portion of its exposure to foreign currency risk, the Company has entered into forward foreign exchange contracts to purchase Canadian dollars. The fair value of the forward foreign contracts is $48 as at December 31, 2004.

10.	Earnings per common share:

Basic and diluted earnings per common share were calculated using the weighted average common shares and weighted average potential common shares.

	2004	2003
	(000’s)
Weighted average number of common shares outstanding	12,971	12,245
Weighted average number of common shares outstanding - diluted	13,586	12,604

Notes to Consolidated Financial Statements (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2004 and 2003

10.	Earnings per common share (continued):

The computations for basic and diluted earnings per common share are as follows:

	2004	2003

Earnings	$13,668	$9,441

Earnings per common share:
Basic	$1.05	$0.77
Diluted	1.01	0.75

Options to purchase 165,000 common shares (2003 – 1,151,000) were excluded from the computation of diluted earnings per share as the exercise price exceeded the average market price of common shares for the reporting year.

11.	Income taxes:

The income tax provision differs from amount which would be obtained by applying the Canadian statutory income tax rate to the earnings before income taxes. The following explains the major differences:

	2004	2003

Earnings before income taxes	$16,541	$10,654

Income taxes based on a statutory rate of 36.12% (2003 - 36.6%)	$5,975	$3,899
Increase (decrease) in income taxes resulting from:
Lower effective income tax rates in foreign jurisdictions	(6,537)	(4,859)
Non-deductible capital losses	—	415
Non-recognition of tax benefit of losses	1,372	218
Non-recognition of other temporary differences	(39)	1,590
Tax cost of non deductible items	1,621	—
Recognition of benefit on non-capital loss carry-forward	(595)	—
Future income tax liability related to foreign exchange gains	2,249	—
Release of valuation allowance	(1,687)	—
Other	514	(50)

Actual income tax expense	$2,873	$1,213

Notes to Consolidated Financial Statements (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2004 and 2003

11.	Income taxes (continued):

The tax effects of temporary differences that give rise to significant portions of the future income tax assets and future income tax liabilities at December 31, 2004 and 2003 are as follows:

	2004	2003

Future income tax assets:
Non-capital tax losses carried forward	$163	$163
Deferred financing charges	14	27
Capital assets	394	409
Reserves not deductible for income taxes	523	510
Unrealized foreign exchange losses	—	1,263

	1,094	2,372

Future income tax liabilities:
Unrealized foreign exchange gains	(2,249)	—

	(1,155)	2,372

Less valuation allowance	685	2,372

Net future income tax liabilities	$(1,840)	$—

Non-capital losses of $446 (2003 - $446) carried forward expire in 2005.

12.	Fair values of financial instruments:

The carrying values of financial instruments, which consist of cash and cash equivalents, security deposits, short term investments, accounts receivable and other, user funds on deposit, accounts payable and accrued liabilities and user funds held on deposit, approximate their fair values due to the short term nature of these instruments. For foreign exchange contracts refer to note 9(c).

Notes to Consolidated Financial Statements (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2004 and 2003

13.	Differences between Canadian and United States generally accepted accounting principles:

The Company’s consolidated balance sheets and consolidated statements of earnings, retained earnings and cash flows have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which conform, except as detailed below, in all material aspects applicable to the Company, with generally accepted accounting principles in the United States (“US GAAP”) during the years presented.

(a)	Registration costs:

In 2003, the Company issued a prospectus in the United Kingdom to register its shares on the London Stock exchange. No proceeds were received as a result of this registration. Pursuant to Securities and Exchange Commission rules, the costs of such registration should be expensed in the year incurred. Accordingly, earnings for 2003 under US GAAP would have been reduced to $8,751. Basic earnings per share and diluted earnings per share for 2003 would have been $0.71 and $0.69 respectively.

(b)	Comprehensive income:

In June 1997, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 130, Reporting Comprehensive Income (“SFAS 130”). SFAS 130 establishes standards for the reporting and disclosure of comprehensive income and its components in financial statements. Components of comprehensive income or loss include net earnings or loss and all other changes in other non-owner changes in equity, such as the change in the cumulative translation adjustment and the unrealized gain or loss for the year on “available-for-sale” securities. For the periods presented, no comprehensive income would be recognized.

Notes to Consolidated Financial Statements (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2004 and 2003

13.	Differences between Canadian and United States generally accepted accounting principles (continued):

(c)	Derivative instruments:

SFAS 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”) and SAFS No 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, and Amendment of SFAS 133 require contemporaneous documentation of the hedging relationship and the entity’s risk management objective and strategy for entering into the hedge as well as initial and periodic effectiveness assessments. The derivative instruments entered into by the Company do not meet the hedge criteria as the required documentation and assessment of the effectiveness of hedges is not performed. Under both US and Canadian GAAP, the change in fair value of these derivative instruments has been recognized in the statement of earnings.